

June 26, 2018

Xianfu Han
Chief Executive Officer
China Advanced Construction Materials Group, Inc
9 North West Fourth Ring Road
Yingu Mansion Suite 1708
Haidian District Beijing
People's Republic of China 100190

**Re: China Advanced Construction Materials Group, Inc
Registration Statement on Form S-3
Filed June 18, 2018
File No. 333-225696**

Dear Mr. Han:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Pigott at 202-551-3570 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction

cc:     Joan Wu